March 13, 2015

Via EDGAR

Mr. Michael Volley

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

101 F Street, NE

Washington, D.C. 20549

Re:	General Motors Financial Company, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed February 4, 2015
File No. 001-10667

Ladies and Gentlemen:

On behalf of General Motors Financial Company, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the letter of Mr. Michael Volley, Staff Accountant, dated February 27, 2015 (the “Comment Letter”), regarding the General Motors Financial Company, Inc. Form 10-K filed on February 4, 2015. For your convenience, we have repeated each comment in italics prior to each response.

Item 1. Business

Consumer Finance – Origination Data, page 3

1.	We note your disclosure on page 2 surrounding your North American consumer automobile finance programs recent entry into prime lending offered through GM’s franchised dealers and your anticipation that prime lending and leasing will become an increasing percentage of your originations and consumer loan balance over time. In order to enhance a reader’s understanding in this area, in future filings, please revise your table of origination data on page 3 to separately disclose the amount of prime and sub-prime originations for each period presented. Please include a draft of your proposed disclosures that clearly identifies the new or revised disclosures.

Company Response:

The existing table of origination data illustrates the level of originations for new vehicles manufactured by GM compared to other originations. However, the Company supplementally advises the Staff that in future filings, starting with the Company’s March 31, 2015 Form 10-Q, the Company will add an originations disclosure within MD&A to separately disclose the amounts of sub-prime, near-prime and prime loan and lease originations.

Proposed Disclosure (disclosure to be inserted in MD&A within North American operations):

We are currently expanding our leasing and prime lending programs through GM-franchised dealerships in North America and anticipate that leasing and prime lending will become an increasing percentage of our origination and consumer portfolio balance over time. We define prime lending as lending to customers with FICO scores of 680 and greater, near-prime lending as lending to customers with FICO scores between 620 to 679, and sub-prime lending as lending to customers with FICO scores of less than 620. The following table presents our consumer loan and lease originations by FICO score band (in millions):

Three Months Ended March 31,
	2015		2014
Prime:
FICO Score 680 and greater	$	XX	$	XX

Near prime:
FICO Score 620 to 679		XX		XX

Sub-prime:
FICO Score less than 620		XX		XX

Total originations	$	XX	$	XX

Commercial Finance – Underwriting, page 5

2.	Please tell us, in detail, how and why a dealer’s outstanding balance can exceed the availability on any given line of credit.

Company Response:

New and used vehicle inventory credit lines are established by the Company at the time of dealer account acquisition and can be revised as part of subsequent annual credit reviews. The maximum availability on these credit lines is based upon a dealer’s monthly vehicle rate of travel (e.g., sales rate) and financial strength at the time of account acquisition or annual review, as applicable.

At times, a dealer’s vehicle inventory needs may exceed its credit line availability for a number of reasons, such as seasonal factory build-out, planned marketing events, reductions in sales,

or other business and seasonal factors. Though the Company monitors the borrowing levels under each dealer’s credit lines on a daily basis, overline situations also can quickly develop due to specific, one-off events such as factory “no sell” periods resulting from safety recalls.

When a dealer’s needs require that its outstanding balance be allowed to exceed the maximum availability under its credit line(s), the Company may accept a temporary overline situation, reallocate credit amounts between existing lines, temporarily or permanently increase the dealer’s credit line, or suspend the dealer’s credit lines. The action taken by the Company depends on communications with the dealer, analysis of the dealer’s financial condition and the underlying cause of the need for the overline.

The Company monitors and discloses the amounts outstanding on credit lines, and there is no functional difference between allowing a temporary overline position to exist versus other actions the Company could take, such as reallocating outstanding balances against other credit lines the dealer may have or increasing the nominal amount of the dealer’s credit line to cover the overline advances.

Critical Accounting Estimates

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Post-Acquisition Finance Receivables and Allowance for Loan Losses, page 18

3.	We note your disclosure on page 28 that your customer base in North America is predominantly sub-prime and your disclosure on page 2 that you recently added prime lending offered through GM-franchised dealers. We further note your disclosure that you are currently seeking to expand your prime lending and leasing programs through GM’s franchised dealers and anticipate that prime lending and leasing will become an increasing percentage of your originations and consumer loan portfolio balance over time. Please revise your disclosure in future filings to clarify how you consider the different credit risk characteristics of prime versus sub-prime customers in determining your pools of consumer finance receivables with common risk characteristics in your allowance for loan loss methodology. Please include a draft of your proposed disclosures that clearly identifies the new or revised disclosures.

Company Response:

The Company supplementally advises the Staff that the Company’s process for evaluating credit risk is the same across the credit spectrum. The Company uses an internal credit score to rank-order credit risk and, due to the prime loan expansion, the scoring system has been aligned to better analyze credit risk across the spectrum. In future filings, starting with the Company’s March 31, 2015 Form 10-Q, the Company will make the following enhanced disclosure to appropriately reflect the Company’s consideration of the different risk characteristics of prime versus sub-prime customers when determining the pools of consumer finance receivables for the evaluation of the allowance for loan losses. Proposed enhanced disclosure is bold and underlined.

Proposed disclosure (see marked changes):

Post-Acquisition Finance Receivables and Allowance for Loan Losses

Our consumer finance receivables portfolio consists of smaller-balance, homogeneous loans, divided into two primary portfolio segments: finance receivables originated in the North America Segment and finance receivables originated or acquired in the International Segment, which are carried at amortized cost, net of allowance for loan losses. Each of these portfolios is further divided into pools based on common risk characteristics, such as internal credit score, origination period, delinquent status, and geography. An internal credit score, of which FICO is an input, is created by using algorithms or statistical models contained in an origination scorecard. The scorecard is used to evaluate a consumer’s ability to pay based on statistical modeling of their prior credit usage, structure of the loan and other information. The output of the scorecard rank-orders consumers from those that are least likely to pay to those that are most likely to pay. By further dividing the portfolio into pools based on internal credit scores we are better able to distinguish credit performance differences for different credit risks. These pools are collectively evaluated for impairment based on a statistical calculation, which is supplemented by management judgment. The allowance is aggregated for each of the portfolio segments. Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at levels considered adequate to cover probable losses incurred in our finance receivables.

We use a combination of forecasting methodologies to determine the allowance for loan losses, including roll rate modeling and static pool modeling techniques. A roll rate model is generally used to project near term losses and static pool models are generally used to project losses over the remaining life. Probable losses are estimated for groups of accounts aggregated by past-due status and origination month. Generally, loss experience over the last 10 years is evaluated. Recent performance is more heavily weighted when determining the allowance to result in an estimate that is more reflective of the current internal and external environments. Factors that are considered when estimating the allowance include historical delinquency migration to loss, probability of default (“PD”) and loss given default (“LGD”). PD and LGD are specifically estimated for each monthly vintage (i.e., group of originations) in cases where vintage models are used. PD is estimated based on expectations that are aligned with internal credit scores. LGD is projected based on historical trends experienced over the last 10 years, weighted toward more recent performance in order to consider recent market supply and demand factors that impact wholesale used vehicle pricing. While forecasted probable losses are quantitatively derived, we assess the recent internal operating and external environments and may qualitatively adjust certain assumptions to result in an allowance that is more reflective of losses that are expected to occur in the current environment.

We also use historical charge-off experience to determine a loss confirmation period (“LCP”). The LCP is a key assumption within our models and represents the average amount of time between when a loss event first occurs to when the receivable is charged-off. This LCP is the basis of our allowance and is applied to the forecasted probable credit losses to determine the amount of losses we believe exist at the balance sheet date.

We believe these factors are relevant in estimating incurred losses and also consider an evaluation of overall portfolio credit quality based on indicators such as changes in our credit evaluation, underwriting and collection management policies, changes in the legal and regulatory environment, general economic conditions and business trends and uncertainties in forecasting and modeling techniques used in estimating our allowance. We update our consumer loss forecast models and portfolio indicators on a quarterly basis to incorporate information reflective of the current economic environment.

Assumptions regarding credit losses and loss confirmation periods are reviewed periodically and may be impacted by actual performance of finance receivables and changes in any of the factors discussed above. Should the credit loss assumption or loss confirmation period increase, there would be an increase in the amount of allowance for loan losses required, which would decrease the net carrying value of finance receivables and increase the amount of provision for loan losses.

Finance receivables that are considered impaired, including troubled debt restructurings (“TDRs”), are individually evaluated for impairment. In assessing the risk of individually impaired loans such as TDRs, among the factors we consider are the financial condition of the borrower, geography, collateral performance, historical loss experience, and industry-specific information that management believes is relevant in determining the occurrence of a loss event and measuring impairment. These factors are based on an evaluation of historical and current information, and involve subjective assessment and interpretation.

The finance receivables acquired with the international operations that were considered to have no deterioration in credit quality at the time of acquisition were recorded at fair value, resulting in a discount. The purchase discount will accrete to income over the life of the receivables, based on contractual cash flows, using the effective interest method. Provisions for loan losses are charged to operations in amounts equal to net credit losses for the period. Any subsequent deterioration in the performance of the acquired receivables will result in an incremental provision for loan losses.

We believe that the allowance for loan losses on consumer finance receivables is adequate to cover probable losses inherent in our post-acquisition consumer finance receivables; however, because the allowance for loan losses is based on estimates, there can be no assurance that the ultimate charge-off amount will not exceed such estimates or that our credit loss assumptions will not increase. A 10% and 20% increase in cumulative charge-offs on the post-acquisition portfolio over the loss confirmation period would increase the allowance for loan losses at December 31, 2014 by $58 million and $115 million.

Net credit losses, which is the sum of the write-offs of contractual amounts on the pre-acquisition portfolio and the charge-offs on the post-acquisition portfolio, is a non-U.S. Generally Accepted Accounting Principle (“U.S. GAAP”) measure. See “Credit Quality - Credit Losses - non-U.S. GAAP measure” for a reconciliation of charge-offs to total credit losses on the combined portfolio.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 42

4.	We note your disclosure on page 43 that, in 2014, you began presenting the cash flows related to your commercial finance receivables, which primarily consist of floorplan financing to dealers, as “net funding of commercial finance receivables” and that certain prior period amounts have been reclassified to conform to this presentation. Please refer to ASC 230-10-45-7 through ASC 230-10-45-9 and tell us why you believe “net” presentation of cash flows from these commercial finance receivables is consistent with this guidance. In addition, please tell us the gross amounts that are included in this line item as well as what consideration was given to disclosing the gross amounts in your footnotes to the financial statements.

Company Response:

The Company believes that the net presentation of the commercial finance receivables is appropriate under the guidance within ASC 230-10-45-7 through ASC 230-10-45-9.

The Company provides financing to dealer customers which supports dealership inventory purchases of new and used vehicles. Financing is provided through lines of credit extended to individual dealerships. In general, each floorplan line is secured by all financed vehicles and by other dealership assets, and may also include the personal guarantee of the dealership’s principal. To support the dealer’s used car inventory needs, the Company advances funds to the dealer or auction to purchase used vehicles for inventory. The repayment terms of these lending arrangements typically state that the loan becomes due and payable to the lender within the earlier of two to ten days after the vehicle is sold, or at a prescribed date. Given repayment is linked to the sale of the associated vehicle, repayment timing for these loans varies; however, in the Company’s experience, these loans are typically repaid in less than three months. Furthermore, the terms of the master agreements with dealers state that the Company has the unilateral ability to call the loans outstanding and receive payment within 30 days.

ASC 230-10-45, Other presentation Matters, states the following:

45-7 - Generally, information about the gross amounts of cash receipts and cash payments during a period is more relevant than information about the net amounts of cash receipts and payments. However, the net amount of related receipts and payments provides sufficient information not only for cash equivalents, as noted in paragraph 230-10-45-5, but also for certain other classes of cash flows specified in paragraphs 230-10-45-8 through 45-9 and paragraph 230-10-45-28.

45-8 - For certain items, the turnover is quick, the amounts are large, and the maturities are short. For certain other items, such as demand deposits of a bank and customer accounts payable of a broker-dealer, the entity is substantively holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing, and financing activities.

45-9 - Providing that the original maturity of the asset or liability is three months or less, cash receipts and payments pertaining to any of the following qualify for net reporting for the reasons stated in the preceding paragraph:

a.	Investments (other than cash equivalents)

b.	Loans receivable

c.	Debt

For purposes of this paragraph, amounts due on demand are considered to have maturities of three months or less…

The Company believes that floorplan loans meet the criteria outlined within ASC 230-10-45-8 and ASC 230-10-45-9 for net presentation of cash inflows and outflows within the Company’s Statement of Cash Flows as (1) the turnover of the receivables is quick (historically the average time between vehicle borrowing and repayment is less than 90 days), (2) the gross amounts are large by any measure of the Company’s financial position, results of operations or investing cash flows and (3) the amounts can be called at any time for any reason at the unilateral discretion of the Company. The dealer then has 30 days to find alternative financing and repay amounts borrowed under the floorplan agreement. As such, the floorplan loans are in substance due on demand with a 30 day grace period.

The table below illustrates the gross cash flows (in millions):

	For the years ended,
	December 31, 2014	December 31, 2013

Loans Funded	$(41,928)	$(27,966)
Payments	$40,030	$26,700

The Company does not use the gross cash flow information to evaluate operational performance. Similar to cash flow reporting for banks, reporting gross cash inflows and outflows does not provide the users of the financial statements any more meaningful information as to the Company’s liquidity position than reporting such cash flows on a net basis. Additionally, we respectfully note that the net presentation of cash flows related to commercial finance receivables has been adopted by other registrants in our industry.

5.	We note your disclosure that in 2014 you began reporting the cash flows related to your revolving debt agreements as “net change in debt (original maturities less than three months)” and that the revolving period of these agreements ranges from 6 to 18 months. ASC 230-10-45-9 permits net reporting of cash receipts and payments in the Statement of Cash Flows provided that the original maturity of the debt is three months or less. Please provide us with a detailed explanation of the applicable borrowing arrangement(s) specifically including a discussion of the contractual maturities of amounts borrowed and repayment terms. Please also tell us why you believe “net” presentation of cash flows from these debt agreements is consistent with the guidance in ASC 230-10-45-9 as well as what consideration was given to disclosing the gross amounts in your footnotes to the financial statements.

Company Response:

Revolving debt agreements for wholesale loans are provided to the Company to finance wholesale or floorplan receivables. This debt is based on a borrowing base composed of floorplan receivables due from dealer customers for new and used inventory, which, based on the Company’s historical experience are generally repaid in 90 days or less, as we noted above.

The stated revolving period of the debt agreements ranges from 6 to 18 months; however, the terms of these financing agreements require the borrowing base of eligible floorplan receivables, within certain concentration limits, to be maintained in sufficient amounts to support advances. When a dealer repays a floorplan receivable, the amount advanced under the debt agreement must be deposited to an excess funding account (i.e. repaid to the lender) or a new receivable in an equivalent amount must be added to the borrowing base. Any shortfall in the borrowing base must be deposited (i.e. repaid to the lender) within two business days. Based on the Company’s historical experience, advances under the revolving debt agreements are generally repaid or result in the addition of new collateral to the borrowing base in 90 days or less, as noted in our response to comment No. 4 above.

The Company believes the contractual requirement to deposit amounts advanced under its wholesale revolving debt agreements upon the repayment by the dealers of the floorplan receivables is the best indicator of the term of the revolving debt. In the Company’s experience, these receivables are typically repaid within 90 days. Despite the stated revolving term exceeding 90 days, the actual term for repayment is also typically within 90 days as it is linked to our floorplan receivables discussed in our response to comment No. 4 above. Therefore, the Company believes the cash flows related to the revolving debt agreements should be presented in a similar manner to the cash flows related to the underlying floorplan receivables. Additionally, as we indicated in our response to comment No. 4 above, the gross cash flow information is not used to evaluate the performance of the business. Similar to cash flow reporting for banks, reporting gross cash inflows and outflows does not provide the users of the financial statements any more meaningful information as to the Company’s liquidity position than reporting such cash flows on a net basis.

Closing Statements

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,

/s/ Chris Choate
Chris Choate
Executive Vice President and Chief Financial Officer

cc:	S. Leshin, Esq.

G. Schmitt, Esq

D. Johnson, Esq.